                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.



                             ____________________



                                   FORM 11-K



                             ____________________


(Mark One)


                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                [FEE REQUIRED]



For the fiscal year ended December 31, 1998



                                      OR



                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]



For the transition period from _____ to _____


Commission file number 1-12248

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                ICF Kaiser International, Inc. Section 401(k) Plan


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                ICF Kaiser International, Inc.
                9300 Lee Highway
                Fairfax, Virginia 22031-1207

                        ICF KAISER INTERNATIONAL, INC.

                              SECTION 401(k) PLAN
                              ___________________

                             FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1998 AND 1997
                   AND FOR THE YEAR ENDED DECEMBER 31, 1998
                              AND REPORT THEREON
                                 _____________

                        ICF KAISER INTERNATIONAL, INC.

                              SECTION 401(k) PLAN
                              ___________________


                               TABLE OF CONTENTS

                                                                                    Page
                                                                                    ----
Report of Independent Accountants                                                      1
Statements of Net Assets Available for Benefits with Fund Information                2-3
Statement of Changes in Net Assets Available for Benefits with Fund Information        4
Notes to Financial Statements                                                        5-8
Line 27a - Schedule of Assets Held for Investment Purposes                             9
Line 27b - Schedule of Loans or Fixed Income Obligations                           10-11
Line 27d - Schedule of Reportable Transactions                                        12
Exhibits Index                                                                        13

                       REPORT OF INDEPENDENT ACCOUNTANTS




ICF Kaiser International, Inc. 401(k) Plan Committee
Fairfax, Virginia


In our opinion, the accompanying statements of net assets available for benefits with fund information of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998 present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and of reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of loans or fixed income obligations that accompanies the Plan's financial statements does not disclose the original loan amount, activity during the year and amounts past due. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security's Act of 1974.


                                    PricewaterhouseCoopers LLP

McLean, Virginia
June 28, 1999

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(k) PLAN
                       STATEMENT OF NET ASSETS AVAILABLE
                      FOR BENEFITS WITH FUND INFORMATION
                            as of December 31, 1998


                                                                          PARTICIPANT DIRECTED FUNDS
                                     -----------------------------------------------------------------------------------------------
                                                                        Vanguard        Vanguard        Vanguard     Vanguard
                                         Vanguard       Vanguard      International     Long-Term        Morgan        Prime
                                        500 Index       Explorer         Growth         Corporate        Growth     Money Market
                                           Fund           Fund            Fund            Fund            Fund         Fund
                                     -----------------------------------------------------------------------------------------------
                                             *                                              *               *            *
Assets:

Investments at fair value:

     Mutual funds                    $  40,620,829    $  2,548,622    $   3,570,769  $  8,061,612   $  20,654,666  $  17,686,040

     Loans to participants,                      -               -                -             -               -              -
      net of reserve
                                     -----------------------------------------------------------------------------------------------

     Total investments                  40,620,829       2,548,622        3,570,769     8,061,612      20,654,666     17,686,040


Employee contributions receivable                -               -                -             -               -              -
Employer contributions receivable                -               -                -             -               -              -
Loan payments receivable                         -               -                -             -               -              -
                                     -----------------------------------------------------------------------------------------------
Net assets available for benefits    $  40,620,829    $  2,548,622    $   3,570,769  $  8,061,612   $  20,654,666  $  17,686,040
                                     ===============================================================================================

                                     -----------------------------------------------------------------------------------------------
                                         Vanguard        Vanguard      ICF Kaiser
                                         PRIMECAP       Wellington       Stock           Loans to
                                          Fund            Fund           Fund          Participants      Other          Total
                                     -----------------------------------------------------------------------------------------------
                                                            *
Assets:

Investments at fair value:

     Mutual funds                    $  6,104,190     $  31,949,163   $   599,690   $           -     $       -      $ 131,795,581

     Loans to participants,                     -                 -             -       2,199,424              -         2,199,424
      net of reserve
                                     -----------------------------------------------------------------------------------------------

     Total investments                  6,104,190        31,949,163       599,690       2,199,424              -       133,995,005


Employee contributions receivable               -                 -             -               -        689,028           689,028
Employer contributions receivable               -                 -             -               -        179,173           179,173
Loan payments receivable                        -                 -             -               -              -                 -
                                     -----------------------------------------------------------------------------------------------
Net assets available for benefits     $  6,104,190    $  31,949,163   $   599,690   $   2,199,424     $ 868,201      $ 134,863,206
                                     ===============================================================================================

*  Investment represents 5% or more of net assets.

The accompanying notes are an integral part of these financial statements.

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(k) PLAN
                       STATEMENT OF NET ASSETS AVAILABLE
                      FOR BENEFITS WITH FUND INFORMATION
                            as of December 31, 1997

                                                                     PARTICIPANT DIRECTED FUNDS
                                        --------------------------------------------------------------------------------------
                                                                      Vanguard       Vanguard       Vanguard       Vanguard
                                          Vanguard      Vanguard    International    Long-Term       Morgan         Prime
                                         500 Index      Explorer       Growth        Corporate       Growth      Money Market
                                            Fund          Fund          Fund           Fund           Fund           Fund
                                        --------------------------------------------------------------------------------------
                                             *                                           *             *              *
Assets:

Investments at fair value:

     Mutual funds                        $32,044,301    $2,318,563     $3,148,847    $7,297,022    $17,856,946    $16,118,636

     Loans to participants                         -             -              -             -              -              -
                                        --------------------------------------------------------------------------------------
     Total investments                    32,044,301     2,318,563      3,148,847     7,297,022     17,856,946     16,118,636


Employee contributions receivable                  -             -              -             -              -              -
Employer contributions receivable                  -             -              -             -              -              -
Loan payments receivable                           -             -              -             -              -              -
                                        --------------------------------------------------------------------------------------
Net assets available for benefits        $32,044,301    $2,318,563     $3,148,847    $7,297,022    $17,856,946    $16,118,636
                                        ======================================================================================
                                        -----------------------------------------
                                        Vanguard        Vanguard      ICF Kaiser
                                        PRIMECAP       Wellington       Stock         Loans to
                                          Fund            Fund           Fund       Participants      Other          Total
                                        --------------------------------------------------------------------------------------
                                                           *
Assets:

Investments at fair value:

     Mutual funds                       $4,179,494     $31,456,309      $853,160      $        -     $      -     $115,273,278

     Loans to participants                       -               -             -       2,647,666            -        2,647,666
                                        --------------------------------------------------------------------------------------
     Total investments                   4,179,494      31,456,309       853,160       2,647,666            -      117,920,944


Employee contributions receivable                -               -             -               -      348,906          348,906
Employer contributions receivable                -               -             -               -       89,096           89,096
Loan payments receivable                         -               -             -               -       39,102           39,102
                                        --------------------------------------------------------------------------------------
Net assets available for benefits       $4,179,494     $31,456,309      $853,160      $2,647,666     $477,104     $118,398,048
                                        ======================================================================================


*  Investment represents 5% or more of net assets.





  The accompanying notes are an integral part of these financial statements.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS WITH FUND INFORMATION
                     for the year ended December 31, 1998

                                                                             PARTICIPANT DIRECTED FUNDS
                                                    ------------------------------------------------------------------------------
                                                                                Vanguard      Vanguard     Vanguard     Vanguard
                                                     Vanguard      Vanguard   International  Long-Term      Morgan        Prime
                                                     500 Index     Explorer      Growth      Corporate      Growth    Money Market
                                                       Fund          Fund         Fund          Fund         Fund          Fund
                                                    ------------------------------------------------------------------------------
Additions
Investment income:
   Interest and dividends                           $   611,509  $   23,230    $   71,598   $  632,255   $ 1,592,216   $   898,123
   Net realized gain (loss) on sale of investments      678,355      (4,960)       95,223       (1,615)      175,445             -
   Net unrealized apprec. (deprec.) of investments    7,764,324     117,114       375,903       18,323     2,046,995             -
                                                    ------------------------------------------------------------------------------
                                                      9,054,188     135,384       542,724      648,963     3,814,656       898,123
Contributions:                                      ------------------------------------------------------------------------------
   Employer's                                           648,257     108,767       128,948      137,161       363,821       249,444
   Employees'                                         2,727,095     471,064       605,570      566,220     1,545,223     1,129,851
                                                    ------------------------------------------------------------------------------
                                                      3,375,352     579,831       734,518      703,381     1,909,044     1,379,295
                                                    ------------------------------------------------------------------------------
Other:
   Asset transfers from other plans                     268,183      42,542        54,854       22,743       237,437       132,640
   Other                                                    287
                                                    ------------------------------------------------------------------------------
                                                        268,470      42,542        54,854       22,743       237,437       132,640
                                                    ------------------------------------------------------------------------------

        Total additions                              12,698,010     757,757     1,332,096    1,375,087     5,961,137     2,410,058
                                                    ------------------------------------------------------------------------------

Deductions
Payment of benefits                                   4,608,893     417,521       597,620      875,158     2,563,308     2,355,924
Reserve for delinquent loans                                  -           -             -            -             -             -
Administrative expenses                                  10,122       1,876         1,919        2,176         6,458         7,694
                                                    ------------------------------------------------------------------------------
        Total deductions                              4,619,015     419,397       599,539      877,334     2,569,766     2,363,618
                                                    ------------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                                 8,078,995     338,360       732,557      497,753     3,391,371        46,440
Interfund transfers                                     497,533    (108,301)     (310,635)     266,837      (593,651)    1,520,964
                                                    ------------------------------------------------------------------------------
Net increase (decrease)                               8,576,528     230,059       421,922      764,590     2,797,720     1.567,404
Net assets available for benefits:
   Beginning of period                               32,044,301   2,318,563     3,148,847    7,297,022    17,856,946    16,118,636
                                                    ------------------------------------------------------------------------------
   End of period                                     40,620,829   2,548,622     3,570,769    8,061,612    20,654,666    17,686,040
                                                    ==============================================================================
















                                                           PARTICIPANT DIRECTED FUNDS
                                                    ---------------------------------------
                                                       Vanguard    Vanguard      ICF Kaiser
                                                       PRIMECAP   Wellington       Stock      Loans to
                                                         Fund        Fund          Fund     Participants     Other        Total
                                                    -------------------------------------------------------------------------------
Additions
Investment income:
   Interest and dividends                           $   230,523  $ 3,535,871   $       20   $  164,175   $          -  $  7,759,520
   Net realized gain (loss) on sale of investments      151,651      278,295       44,823            -              -     1,417,217
   Net unrealized apprec. (deprec.) of investment       880,604     (252,324)    (256,750)           -              -    10,694,189
                                                    -------------------------------------------------------------------------------
                                                      1,262,778    3,561,842     (211,907)     164,175              -    19,870,926
Contributions:                                      -------------------------------------------------------------------------------
   Employer's                                           243,583      484,606       35,249            -              -     2,399,836
   Employees'                                         1,076,241    1,984,174      128,605            -              -    10,234,043
                                                    -------------------------------------------------------------------------------
                                                      1,319,824    2,468,780      163,854            -              -    12,633,879
                                                    -------------------------------------------------------------------------------
Other:
   Asset transfers from other plans                     199,882      130,185        4,753                                 1,093,219
   Other                                                                                                                        287
                                                    -------------------------------------------------------------------------------
                                                        199,882      130,185        4,753            -              -     1,093,506
                                                    -------------------------------------------------------------------------------

        Total additions                               2,782,484    6,160,807      (43,300)     164,175              -    33,598,311
                                                    -------------------------------------------------------------------------------

Deductions
Payment of benefits                                     799,880    4,183,985      111,130      185,765              -    16,699,184
Reserve for delinquent loans                                  -            -            -      389,367              -       389,367
Administrative expenses                                   3,532       10,192          633            -              -        44,602
                                                    -------------------------------------------------------------------------------
        Total deductions                                803,412    4,194,177      111,763      575,132              -    17,133,153
                                                    -------------------------------------------------------------------------------

Net increase (decrease) prior to                      1,979,072    1,966,630     (155,063)    (410,957)             -    16,465,158
 interfund transfers
Interfund transfers                                     (54,376)  (1,473,776)     (98,407)     (37,285)       391,097             -
                                                    -------------------------------------------------------------------------------
Net increase (decrease)                               1,924,696      492,854     (253,470)    (448,242)       391,097    16,465,158
Net assets available for benefits:
   Beginning of period                                4,179,494   31,456,309      853,160    2,647,666        477,104   118,398,048
                                                    -------------------------------------------------------------------------------
   End of period                                      6,104,190   31,949,163      599,690    2,199,424        868,201   134,863,206
                                                    ===============================================================================

  The accompanying notes are an integral part of these financial statements.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF THE PLAN

The following description of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan for more detailed information. The Plan was established effective March 1, 1989 in accordance with Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by an administrator appointed by ICF Kaiser International, Inc. (the Company). The Plan is a voluntary, defined contribution plan that allows all eligible employees of the Company to contribute on a pre-tax basis up to 12% of their compensation, subject to a statutory limit. All employees of the Company are eligible to participate in the Plan. The Company contributes a match of 50% of the first 4% of employee contributions. Employee contributions and Company matching contributions are deposited with the Vanguard Fiduciary Trust Company (Vanguard), as trustee, where they are accumulated and invested on behalf of the Plan at the discretion of the employee.

Within guidelines established by the Plan, participants may elect to direct their accounts into several alternative investment funds. As of December 31, 1998, eligible investments included the following funds:

Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and
------------------------
income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

Vanguard Explorer Fund - Seeks to provide long-term growth of capital by
----------------------
investing in a diversified group of small-company stocks with prospects for above-average growth.

Vanguard International Growth Fund - Seeks to provide long-term growth of
-----------------------------------
capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Vanguard Long-Term Corporate Fund  - Seeks to provide a high and sustainable
----------------------------------
level of interest income by investing primarily in a diversified group of long-term bonds issued by corporations with strong credit ratings.

Vanguard Morgan Growth Fund - Seeks long-term growth of capital by investing
---------------------------
primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

Vanguard Prime Money Market Fund  - Seeks to provide high income and a stable
---------------------------------
share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

Vanguard PRIMECAP Fund - Seeks long-term growth of capital by investing in
----------------------
stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN


NOTES TO FINANCIAL STATEMENTS (Continued)

Vanguard Wellington Fund - Seeks to provide income and long-term growth of
------------------------
capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

ICF Kaiser Stock Fund - This fund is invested primarily in common stock of ICF
---------------------
Kaiser International, Inc. (ICF Kaiser Stock). This fund has been divided into fund units rather than shares of stock. Each unit represents a portion of ownership in the fund. As of December 31, 1998 and 1997, each fund unit was valued at $4.81 and $7.77, respectively. These values are based on the year end market value of the fund's total employer securities and short-term investment in Vanguard Money Market Reserves, increased by any fund receivables and decreased by any fund payables. The resulting sum is then divided by the total number of outstanding units in the Company stock fund to obtain a daily value per fund unit.

A participant can determine the approximate number of shares of the underlying ICF Kaiser Stock represented by the participant's fund units on the conversion date by dividing the total market value of the participant's account balance by the current share price of the stock. As of December 31, 1998 and 1997, Plan participants owned 417,176 and 369,333 shares, respectively, of ICF Kaiser Stock with per share fair values of $1.44 and $2.31, respectively, based upon quoted market prices.

NOTE B -- ACCOUNTING POLICIES

The Plan follows the accrual method of accounting for financial reporting purposes. The accompanying financial statements are prepared in accordance with generally accepted accounting principles.

Investments are valued for financial statement purposes at fair value. The values for the Vanguard Investment funds are based on the quoted net asset value (redemption value) of the respective investment funds as of the Plan's year-end. Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. The Plan has invested in the investment options directed by its participants. Loans to participants are valued at cost, which approximates fair value.

Employee contributions and the Company's matching contributions are fully vested upon initial participation and nonforfeitable. Income, expenses, and gains or losses (realized and unrealized) of Plan investments are allocated among participants based upon their respective account balances. The amount of assets transferred from other plans represents rollovers for new employees from other employer qualified plans and are reflected as employee contributions. Assets transferred in from other employer qualifed plans as a result of acquisitions made by the Company have been presented as "Asset transfers from other plans."

Participants who have retired upon reaching the normal retirement date (age 65) or a deferred retirement date, or who have terminated employment with the Company, may elect to withdraw the entire amount of their contribution account. Benefits are recorded when paid.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN


NOTES TO FINANCIAL STATEMENTS (Continued)

Administrative expenses of the Plan are paid by the participants and are deducted from participants' accounts based on a flat quarterly fee. Additionally, the Company provides certain administrative support to the Plan at no cost.

Participants may borrow up to half of their account balance within guidelines established by the Plan Committee. Loans accrue interest at the prime rate of the Federal Reserve as determined at the time of issuance. Loans are repaid through payroll deductions on a bi-weekly basis over terms ranging from 1 to 10 years. The loan balance has been shown net of reserves established for delinquent loans. Loans are determined to be delinquent if there has been no repayment activity for ninety days.

The Company anticipates and fully intends that the Plan will be a permanent program for the exclusive benefit of the participants and their beneficiaries. The Company, however, reserves the right to terminate the Plan at any time such
action becomes necessary.    In the event the Plan is terminated, the net assets
will be allocated to participants as required by ERISA and its related regulations.

NOTE C -- USE OF ESTIMATES

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Such estimates include those regarding fair value. Actual results could differ from those estimates.

NOTE D -- RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan has no formal policy requiring collateral to support the financial instruments held by Vanguard. Each of the Vanguard funds is registered under the Investment Act of 1940 as a diversified open-ended investment company. Certain funds invest in corporate debt instruments. The issuer's abilities to meet these obligations may be affected by economic developments in their respective industries.

NOTE E -- FEDERAL INCOME TAXES

On October 2, 1998, the Internal Revenue Service ruled that the Plan and related trust qualified under Section 401(a) of the Internal Revenue Code. Therefore, earnings on contributions to the Plan are not subject to tax under present income tax laws and employee contributions to the Plan are not subject to Federal income tax to the employee until distribution from the Plan. Management believes that amendments adopted since receipt of the determination letter do not effect the tax status of the Plan.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN
                            SUPPLEMENTAL SCHEDULES

NOTE F -- RECONCILIATION OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the form used to report Plan activity to the U.S. Department of Labor (Form 5500).

                                                                                             December 31,
                                                                               ---------------------------------------
                                                                                   1998                       1997
Net assets available for benefits per the financial statements                 $134,863,206               $118,398,048

Amounts allocated to withdrawing participants                                      (645,500)                  (941,812)
                                                                               ------------               ------------

Net assets available for benefits per the Form 5500                            $134,217,706               $117,456,236
                                                                               ============               ============

The following is a reconciliation of withdrawals per the financial statements to benefits paid to participants per Form 5500.

                                                                                       Year Ended December 31,
                                                                               ---------------------------------------
                                                                                   1998                       1997
Benefits paid to participants per the financial statements                     $16,699,184                 $10,862,215

Add:     Amounts allocated to withdrawing participants for
         the current plan year                                                     645,500                     941,812


Less:    Amounts allocated to withdrawing participants for
         the prior plan year                                                      (941,812)                   (149,580)

                                                                               -----------                 -----------

Benefits paid to participants per Form 5500                                    $16,402,872                 $11,654,447
                                                                               ===========                 ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN
                            SUPPLEMENTAL SCHEDULES


LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

As of December 31, 1998

Identity of Issuer, Borrower, Lessor, or Similar                                                                 Current
 Party                                                    Number of Shares                Cost                    Value
                                                               or Units
---------------------------------------------------------------------------------------------------------------------------
Mutual Funds:

Vanguard 500 Index Fund *                                  356,479  shares             $22,334,099             $ 40,620,829
Vanguard Explorer Fund *                                    44,941  shares               2,395,949                2,548,622
Vanguard International Growth Fund *                       190,238  shares               3,188,871                3,570,769
Vanguard Long-Term Corporate Fund *                        867,773  shares               7,709,413                8,061,612
Vanguard Morgan Growth Fund *                            1,047,397  shares              15,983,537               20,654,666
Vanguard Prime Money Market Fund *                      17,686,040  shares              17,686,040               17,686,040
Vanguard PRIMECAP Fund *                                   128,078  shares               4,870,957                6,104,190
Vanguard Wellington Fund *                               1,088,558  shares              26,335,628               31,949,163
                                                                                                        ----------------------
Total Mutual Funds                                                                                              131,195,891

Pooled Funds:
ICF Kaiser Stock Fund *                                    124,676  units                  939,266                  599,690

Loans to participants * :
      Bearing interest ranging from 6% to 10%
      and maturing at various dates through
      December 2008                                                                              0                2,199,424
                                                                                                        ----------------------

Total Assets Held for Investment Purposes                                                                      $133,995,005
                                                                                                        ======================

* Denotes a party in interest

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(k) PLAN
                            SUPPLEMENTAL SCHEDULES

LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS as of December 31, 1998


                                          Amount received during
                                              reporting year
                                       -----------------------------
(a)        (b) Identity and address      (c) Original        (d)          (e)       (f) Unpaid balance
               (n/a) of obligor         amount of loan    Principal    Interest        at end of year
------------------------------------------------------------------------------------------------------
        Abella, Milagros Apilado              n/a            n/a           n/a             $   477.30
        Adams, Ronald F                       n/a            n/a           n/a               3,592.39
        Adranly, Samar H                      n/a            n/a           n/a               6,386.39
        Baresel, Richard                      n/a            n/a           n/a               1,301.96
        Bateman, Jeffrey A                    n/a            n/a           n/a               6,134.83
        Blank, Logan M                        n/a            n/a           n/a               4,704.95
        Boag, Michael                         n/a            n/a           n/a                  36.85
        Bond, Tiffany K                       n/a            n/a           n/a                 996.66
        Bowen, Vicki                          n/a            n/a           n/a                 318.53
        Bravo, Dennis G                       n/a            n/a           n/a               4,036.27
        Brizzolara, Carolyn                   n/a            n/a           n/a                 918.85
        Bross, John F                         n/a            n/a           n/a               1,209.36
        Brown Jr, George F                    n/a            n/a           n/a              37,773.32
        Brush, Kathleen M                     n/a            n/a           n/a               7,896.46
        Brusher, John F                       n/a            n/a           n/a               6,302.73
        Buckley Criner, Cheryl                n/a            n/a           n/a               1,524.57
        Burruss Jr, Lincoln M                 n/a            n/a           n/a               1,885.46
        Cruz, Reynaldo A                      n/a            n/a           n/a               1,793.83
        Curley, Joseph M                      n/a            n/a           n/a                 678.67
        Daily, Alfred J                       n/a            n/a           n/a              23,689.94
        Davenport Jr. Russell S.              n/a            n/a           n/a               5,298.50
        Devens, Michael W                     n/a            n/a           n/a               4,720.44
        Ehrsam, Christina A                   n/a            n/a           n/a               1,901.78
        Ellegood, Michael S                   n/a            n/a           n/a              10,390.14
        Emminger, William J                   n/a            n/a           n/a                  82.57
        Ford, Gregory H                       n/a            n/a           n/a                 506.88
        George, Harold B                      n/a            n/a           n/a                 721.31
        Gibbs Jr, Henry B                     n/a            n/a           n/a               3,319.42
        Gibbs, David M                        n/a            n/a           n/a                 360.44
        Giddings, Edward F                    n/a            n/a           n/a                 502.50
        Goodman, Matthew                      n/a            n/a           n/a               2,079.49
        Graffam, Julia C                      n/a            n/a           n/a               3,385.60
        Graham, J. Gail                       n/a            n/a           n/a               7,535.82
        Haney, Susan B                        n/a            n/a           n/a                  35.00
        Hanusch, William J                    n/a            n/a           n/a               1,832.10
        Hathaway II, Alden M                  n/a            n/a           n/a               2,370.16
        Hayes, John A                         n/a            n/a           n/a               4,685.94
        Hogg, Mary Lee                        n/a            n/a           n/a               5,575.95
        Hopper Jr., William Brown             n/a            n/a           n/a               5,710.60
        Jackson, Beverly S                    n/a            n/a           n/a               1,200.37
        Jakobsche, Joseph C                   n/a            n/a           n/a               6,045.00
        Jaufmann, Josef                       n/a            n/a           n/a                 336.60
        Johnson, Darin P                      n/a            n/a           n/a               9,086.35
        Kaizer, Vaughn H                      n/a            n/a           n/a                 270.54
        Kemp, Harold Ray                      n/a            n/a           n/a                 637.11
        Kentner, Zeny Z                       n/a            n/a           n/a              14,998.14
        Kuzemka, Kevin Joseph                 n/a            n/a           n/a               1,317.38
        Larson, Mark A                        n/a            n/a           n/a               2,971.90
        Lewis, Deborah L                      n/a            n/a           n/a               7,879.88
        Lindelof, Douglas H                   n/a            n/a           n/a               1,443.13
        Luckoski, Stan M                      n/a            n/a           n/a               1,051.14
        Lydon, Nancy M                        n/a            n/a           n/a               3,816.68
        Maline, Alan J                        n/a            n/a           n/a                 891.53
        Mangum, Sylvia King                   n/a            n/a           n/a               4,055.29
        Mayberry, Lloyd                       n/a            n/a           n/a                 836.48
        McCann, Gerald P                      n/a            n/a           n/a               8,289.45
                                                                                       Amount overdue
                                                                                   ------------------------
                                 (g) Detailed description of loan, including            (h)         (i)
                                     dates of making and maturity, interest rate,    Principal    Interest
                                     the type and value of collateral, any
                                     renegotiation of the loan and the terms of
                                     the renegotiation and other material items
-------------------------------------------------------------------------------------------------------------
        Abella, Milagros Apilado                  Participant loan                     n/a           n/a
        Adams, Ronald F                           Participant loan                     n/a           n/a
        Adranly, Samar H                          Participant loan                     n/a           n/a
        Baresel, Richard                          Participant loan                     n/a           n/a
        Bateman, Jeffrey A                        Participant loan                     n/a           n/a
        Blank, Logan M                            Participant loan                     n/a           n/a
        Boag, Michael                             Participant loan                     n/a           n/a
        Bond, Tiffany K                           Participant loan                     n/a           n/a
        Bowen, Vicki                              Participant loan                     n/a           n/a
        Bravo, Dennis G                           Participant loan                     n/a           n/a
        Brizzolara, Carolyn                       Participant loan                     n/a           n/a
        Bross, John F                             Participant loan                     n/a           n/a
        Brown Jr, George F                        Participant loan                     n/a           n/a
        Brush, Kathleen M                         Participant loan                     n/a           n/a
        Brusher, John F                           Participant loan                     n/a           n/a
        Buckley Criner, Cheryl                    Participant loan                     n/a           n/a
        Burruss Jr, Lincoln M                     Participant loan                     n/a           n/a
        Cruz, Reynaldo A                          Participant loan                     n/a           n/a
        Curley, Joseph M                          Participant loan                     n/a           n/a
        Daily, Alfred J                           Participant loan                     n/a           n/a
        Davenport Jr. Russell S.                  Participant loan                     n/a           n/a
        Devens, Michael W                         Participant loan                     n/a           n/a
        Ehrsam, Christina A                       Participant loan                     n/a           n/a
        Ellegood, Michael S                       Participant loan                     n/a           n/a
        Emminger, William J                       Participant loan                     n/a           n/a
        Ford, Gregory H                           Participant loan                     n/a           n/a
        George, Harold B                          Participant loan                     n/a           n/a
        Gibbs Jr, Henry B                         Participant loan                     n/a           n/a
        Gibbs, David M                            Participant loan                     n/a           n/a
        Giddings, Edward F                        Participant loan                     n/a           n/a
        Goodman, Matthew                          Participant loan                     n/a           n/a
        Graffam, Julia C                          Participant loan                     n/a           n/a
        Graham, J. Gail                           Participant loan                     n/a           n/a
        Haney, Susan B                            Participant loan                     n/a           n/a
        Hanusch, William J                        Participant loan                     n/a           n/a
        Hathaway II, Alden M                      Participant loan                     n/a           n/a
        Hayes, John A                             Participant loan                     n/a           n/a
        Hogg, Mary Lee                            Participant loan                     n/a           n/a
        Hopper Jr., William Brown                 Participant loan                     n/a           n/a
        Jackson, Beverly S                        Participant loan                     n/a           n/a
        Jakobsche, Joseph C                       Participant loan                     n/a           n/a
        Jaufmann, Josef                           Participant loan                     n/a           n/a
        Johnson, Darin P                          Participant loan                     n/a           n/a
        Kaizer, Vaughn H                          Participant loan                     n/a           n/a
        Kemp, Harold Ray                          Participant loan                     n/a           n/a
        Kentner, Zeny Z                           Participant loan                     n/a           n/a
        Kuzemka, Kevin Joseph                     Participant loan                     n/a           n/a
        Larson, Mark A                            Participant loan                     n/a           n/a
        Lewis, Deborah L                          Participant loan                     n/a           n/a
        Lindelof, Douglas H                       Participant loan                     n/a           n/a
        Luckoski, Stan M                          Participant loan                     n/a           n/a
        Lydon, Nancy M                            Participant loan                     n/a           n/a
        Maline, Alan J                            Participant loan                     n/a           n/a
        Mangum, Sylvia King                       Participant loan                     n/a           n/a
        Mayberry, Lloyd                           Participant loan                     n/a           n/a
        McCann, Gerald P                          Participant loan                     n/a           n/a

n/a - Information is not available from The Vanguard Group, trustee

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(k) PLAN
                            SUPPLEMENTAL SCHEDULES

LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS as of December 31, 1998

                                          Amount received during
                                              reporting year
                                       -----------------------------
(a)        (b) Identity and address      (c) Original        (d)          (e)       (f) Unpaid balance
               (n/a) of obligor         amount of loan    Principal    Interest        at end of year
------------------------------------------------------------------------------------------------------
        McCann, Young Su                      n/a            n/a           n/a             $   582.97
        McGee, Willie S                       n/a            n/a           n/a               5,705.00
        McKibben, Fran G                      n/a            n/a           n/a                 464.38
        Meyer, Chris R                        n/a            n/a           n/a               1,909.18
        Miegel, Ralph C                       n/a            n/a           n/a               4,458.78
        Miller, Janie S                       n/a            n/a           n/a               9,062.29
        Milner, Lindy                         n/a            n/a           n/a               4,590.40
        Nemati, Kamran M                      n/a            n/a           n/a               7,226.53
        Oliver, Bruce E                       n/a            n/a           n/a               7,433.87
        Page, Anthony W                       n/a            n/a           n/a                 675.19
        Pennetti, George J                    n/a            n/a           n/a               2,810.50
        Perez Jr, Eduardo                     n/a            n/a           n/a               1,366.15
        Peterson, Arthur H                    n/a            n/a           n/a               9,261.21
        Plotkin, Debra R                      n/a            n/a           n/a                 900.00
        Prol, Howard K                        n/a            n/a           n/a               1,583.72
        Purchacchio, Robert L                 n/a            n/a           n/a                  72.01
        Ramos, Karen Silva                    n/a            n/a           n/a                 944.07
        Randrianarivelo, Marc H               n/a            n/a           n/a               6,726.37
        Reece, Christopher                    n/a            n/a           n/a               6,268.46
        Richardella, robert E                 n/a            n/a           n/a               6,093.26
        Rose, Roger M                         n/a            n/a           n/a                 889.66
        Sannareddy, Ravindra                  n/a            n/a           n/a               2,632.04
        Sato, May Wong                        n/a            n/a           n/a              11,084.35
        Scanlan, Richard W                    n/a            n/a           n/a              11,221.30
        Shin, Harry                           n/a            n/a           n/a                  88.87
        Simmer, Mary Ann                      n/a            n/a           n/a                 151.83
        Singn, Ravinder                       n/a            n/a           n/a               1,794.85
        Skinner Jr, Henry R                   n/a            n/a           n/a                 383.75
        Soto-Rosa, Gustavo J                  n/a            n/a           n/a               4,227.67
        Strickland, Mark F                    n/a            n/a           n/a               1,118.37
        Taylor, Eric D                        n/a            n/a           n/a               2,381.70
        Toloczko, Matthew A                   n/a            n/a           n/a               7,535.20
        Trudell, Craig J                      n/a            n/a           n/a               2,986.27
        Valdes, Vincent                       n/a            n/a           n/a              16,726.31
        Vitiello, Terese A                    n/a            n/a           n/a               4,782.44
        Weber, George R                       n/a            n/a           n/a               1,790.42
        White, Tony L                         n/a            n/a           n/a               2,775.62
        Whitford, Charles L                   n/a            n/a           n/a                  41.83
        Williams, Timek N                     n/a            n/a           n/a                 819.29
                                                                                       Amount overdue
                                                                                   ------------------------
                                 (g) Detailed description of loan, including            (h)         (i)
                                     dates of making and maturity, interest rate,    Principal    Interest
                                     the type and value of collateral, any
                                     renegotiation of the loan and the terms of
                                     the renegotiation and other material items
-------------------------------------------------------------------------------------------------------------
        McCann, Young Su                          Participant loan                     n/a           n/a
        McGee, Willie S                           Participant loan                     n/a           n/a
        McKibben, Fran G                          Participant loan                     n/a           n/a
        Meyer, Chris R                            Participant loan                     n/a           n/a
        Miegel, Ralph C                           Participant loan                     n/a           n/a
        Miller, Janie S                           Participant loan                     n/a           n/a
        Milner, Lindy                             Participant loan                     n/a           n/a
        Nemati, Kamran M                          Participant loan                     n/a           n/a
        Oliver, Bruce E                           Participant loan                     n/a           n/a
        Page, Anthony W                           Participant loan                     n/a           n/a
        Pennetti, George J                        Participant loan                     n/a           n/a
        Perez Jr, Eduardo                         Participant loan                     n/a           n/a
        Peterson, Arthur H                        Participant loan                     n/a           n/a
        Plotkin, Debra R                          Participant loan                     n/a           n/a
        Prol, Howard K                            Participant loan                     n/a           n/a
        Purchacchio, Robert L                     Participant loan                     n/a           n/a
        Ramos, Karen Silva                        Participant loan                     n/a           n/a
        Randrianarivelo, Marc H                   Participant loan                     n/a           n/a
        Reece, Christopher                        Participant loan                     n/a           n/a
        Richardella, robert E                     Participant loan                     n/a           n/a
        Rose, Roger M                             Participant loan                     n/a           n/a
        Sannareddy, Ravindra                      Participant loan                     n/a           n/a
        Sato, May Wong                            Participant loan                     n/a           n/a
        Scanlan, Richard W                        Participant loan                     n/a           n/a
        Shin, Harry                               Participant loan                     n/a           n/a
        Simmer, Mary Ann                          Participant loan                     n/a           n/a
        Singn, Ravinder                           Participant loan                     n/a           n/a
        Skinner Jr, Henry R                       Participant loan                     n/a           n/a
        Soto-Rosa, Gustavo J                      Participant loan                     n/a           n/a
        Strickland, Mark F                        Participant loan                     n/a           n/a
        Taylor, Eric D                            Participant loan                     n/a           n/a
        Toloczko, Matthew A                       Participant loan                     n/a           n/a
        Trudell, Craig J                          Participant loan                     n/a           n/a
        Valdes, Vincent                           Participant loan                     n/a           n/a
        Vitiello, Terese A                        Participant loan                     n/a           n/a
        Weber, George R                           Participant loan                     n/a           n/a
        White, Tony L                             Participant loan                     n/a           n/a
        Whitford, Charles L                       Participant loan                     n/a           n/a
        Williams, Timek N                         Participant loan                     n/a           n/a

n/a - Information is not available from The Vanguard Group, trustee

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998

Plan assets at January 1, 1998 -- $ 118,398,048
5% -- $ 5,919,902


I.             Single transactions in excess of 5%:
               None.

II. Series of transactions with respect to any person other than securities in excess of 5%:
               None.

III. Series of transactions with respect to securities of the same issue in excess of 5%:

====================================================================================================================================
                                                           Number of Transactions
                                                                                         Purchase         Selling
Identity of Issuer       Description of Asset               Purchases      Sales          Price            Price          Cost
---------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group       Vanguard 500 Index Trust              182                      $8,790,481
The Vanguard Group       Vanguard 500 Index Trust                           172                          $8,656,919    $5,877,962
The Vanguard Group       Vanguard Prime Money Market Fund      209                       9,314,059
The Vanguard Group       Vanguard Prime Money Market Fund                   173                           7,746,655     7,746,655
The Vanguard Group       Vanguard Wellington Fund              145                       7,341,310
The Vanguard Group       Vanguard Wellington Fund                           173                           6,874,426     5,245,887
=================================================================================================================================


====================================================================================================================================

                                                                 Current                  Net
Identity of Issuer       Description of Asset                     Value              Gain/(Loss)
------------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group       Vanguard 500 Index Trust             $8,790,481
The Vanguard Group       Vanguard 500 Index Trust              8,656,919            $2,778,957
The Vanguard Group       Vanguard Prime Money Market Fund      9,314,059
The Vanguard Group       Vanguard Prime Money Market Fund      7,746,655                     -
The Vanguard Group       Vanguard Wellington Fund              7,341,310
The Vanguard Group       Vanguard Wellington Fund              6,874,426             1,628,539

====================================================================================================================================


IV. Transactions with respect to securities with a person if any prior or subsequent transaction with such person exceeded 5%:
               None.

Exhibit   Description of Exhibit
-------   ----------------------


No. 23    Consent of PricewaterhouseCoopers LLP (the Plan's Independent
          Accountants)


No. 99 ICF Kaiser International, Inc. Section 401(k) Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (incorporated by reference to Exhibit No. 10(f) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

          and

          Amendment No. 1 dated April 24, 1995 (incorporated by reference to
          Exhibit 10(p)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) fiscal 1995 filed with the Commission on May 23, 1995)

          and

          Amendment No. 2 dated December 15, 1995 (incorporated by reference to
          Exhibit 10(p)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the ten months ended December 31, 1995 filed with the Commission on March 29, 1996)

          and

          Amendment No. 3 dated December 13, 1996 (incorporated by reference to
          Exhibit 10(q)(3) to Registration Statement on Form S-1 (Registrant No. 333-19519) filed with the Commission on January 10, 1997)

          and

          Amendment No. 4 dated April 19, 1999

          and

          Amendment No. 5 dated May 20, 1999



                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             ICF Kaiser International, Inc. Section 401(k) Plan ICF Kaiser International, Inc.
                             Plan Administrator



                             By: ______________________________________________

                             Marijo L. Ahlgrimm
                             Vice President & Controller



Date :  June 28, 1999